Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 13, 2014

Relating to Preliminary Prospectus dated January 6, 2014

Registration No. 333-191268

CHC GROUP LTD.

Update to Preliminary Prospectus

Issued January 6, 2014

This free writing prospectus relates only to the initial public offering of ordinary shares of CHC Group Ltd. and should be read together with the preliminary prospectus dated January 6, 2014 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-191268) relating to these securities. On January 10, 2014, CHC filed Amendment No. 5 to the Registration Statement (“Amendment No.  5”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1586300/000119312514008116/0001193125-14-008116-index.htm

You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “CHC,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

The following information, unless specifically described otherwise, supplements, updates and replaces the corresponding information contained in the Preliminary Prospectus:

•	disclosure to the “Prospectus Summary—Our Organizational Structure” section, contained on page 14 of Amendment No. 5, has been updated to read in substance as follows:

•	subsequent to October 31, 2013, the borrowings under our existing senior secured credit facility increased from $15.0 million by $210.0 million to $225.0 million as of the date of this prospectus (with corresponding changes to the third paragraph under “Use of Proceeds” on page 45 and footnote (i) to the table contained in the “Capitalization” section on page 47 of Amendment No. 5).

•	disclosure to the “Prospectus Summary—The Offering” section, contained in the first sentence under “—Use of Proceeds” on page 16 of Amendment No. 5, has been updated to read in substance as follows:

•	we estimate that our net proceeds from the sale of the ordinary shares that we are offering will be approximately $465.3 million, assuming an initial public offering price of $17.00 per share, which represents the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses of $34.7 million payable by us (with corresponding changes to the “Use of Proceeds” section on page 45 of Amendment No. 5); and

•	the addition of RBC Capital Markets, LLC to, and the removal of Wells Fargo Securities, LLC from, the “Conflicts of Interest” section (with corresponding changes to the “Underwriting (Conflicts of Interest)” section on page 190 of Amendment No. 5).

•	disclosure to the following line items and footnotes in “Prospectus Summary—Summary Historical Consolidated Financial Data” section, contained on pages 19 and 20 (with corresponding changes to footnote (v) and (vi) to the table contained in the “Selected Consolidated Financial and Other Data” section on page 52), has been updated to read in substance as follows:

	As at and for the years ended April 30, 2013	As at and for the six months ended October 31, 2013
Pro forma net loss per ordinary share attributable to controlling interest – basic and diluted
Net loss per ordinary share (v)	$(1.60)	$(1.23)
Pro forma weighted average number of ordinary stock outstanding – basic and diluted (vi)	67,637,131	67,637,131

(v)	Pro forma net loss per ordinary share gives effect to the application of the net proceeds of this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, as if this transaction occurred on May 1, 2012 and has reduced the interest expense by $11.3 million and $6.1 million for the fiscal year and interim periods, respectively.

(vi)	Pro forma weighted average number of ordinary stock outstanding gives effect to the issuance of 21,117,647 ordinary shares in this offering attributable to the redemption of 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, and to repay borrowings of $225.0 million under our existing senior secured revolving credit facility as if the offering and these transactions had occurred on May 1, 2012 for the fiscal year and interim periods, respectively (excluding the remaining 8,294,353 ordinary shares issued for general corporate purposes and the additional 4,411,800 ordinary shares that may be issued by us in this offering pursuant to the underwriters’ option to purchase additional ordinary shares).

•	disclosure to the first sentence of the second paragraph under the “Use of Proceeds” section, contained on page 45 of Amendment No. 5, has been updated to read in substance as follows:

•	We intend to use approximately $134.0 million of the net proceeds from this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount, plus accrued and unpaid interest, if any, a portion of the net proceeds, together with cash then on hand, to repay borrowings under our existing senior secured revolving credit facility of $225.0 million and the remaining net proceeds for general corporate purposes.

•	disclosure to the following line item and footnote (i) under the “Capitalization” section, contained on page 47 has been updated to read in substance as follows:

	October 31, 2013 Actual	October 31, 2013 As Adjusted
Cash and cash equivalents(i)	$84,189	$190,589

(i)	Subsequent to October 31, 2013, our cash and cash equivalents increased by approximately $182 million from $84 million to $266 million as of December 31, 2013.

•	disclosure to the first sentence under the “Management—Directors and Officers” section, contained on page 120 of Amendment No. 5, to the effect that:

•	the table therein sets forth the names, ages and positions of our directors and officers as of the date of this prospectus.

•	disclosure to the “Executive Compensation— Proposed Compensation— Conversion of Existing Long-Term Incentives in CHC Cayman” section has been updated to include the addition of the following sentence to the fourth paragraph of such section, as follows:

•	However, for each of our named executive officers, if, in connection with a change in control, the per ordinary share consideration to be received in such transaction falls between one of the price hurdles described above, a portion of the restricted shares held by the executive that would have vested at $53.62, $60.00 and/or $67.02, as applicable, shall vest at the percentage derived from a fraction, the numerator of which is the per ordinary share consideration minus $40.00 and the denominator of which is $53.62, $60.00 and $67.02, as applicable, minus $40.00.

•	disclosure to the following footnotes in the “Principal Shareholders” section, contained on page 159 of Amendment No. 5, has been updated to reflect:

•	In footnote (4) - Mr. Bartolotta holds (a) 132,040 vested Restricted Stock Units of CHC Cayman and (b) 481,928 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $400,000;

•	In footnote (5) - Ms. Hooper holds (a) 33,010 vested Restricted Stock Units of CHC Cayman and (b) 120,482 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $100,000;

•	In footnote (6) - Mr. O’Neill holds (a) 66,020 vested Restricted Stock Units of CHC Cayman and (b) 240,964 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $200,000; and

•	In footnote (7) - Mr. Summers holds (a) 33,010 vested Restricted Stock Units of CHC Cayman and (b) 120,482 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $100,000.

•	disclosure to the “Prospectus Summary—The Offering” section, contained on page 16 of Amendment No. 5 (with corresponding changes to the “Underwriting (Conflicts of Interest)” section, contained on pages 184 and 185 of Amendment No. 5), has been updated to reflect:

•	addition of the following sentence to the fourth paragraph of such section, as follows: Standard Bank Plc is participating as an underwriter but will offer and sell shares in connection with the offering only outside the United States;

•	revisions to the seventh paragraph of such section, as follows: the estimated offering expenses payable by us, excluding the underwriting discounts, are approximately $8.5 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing our ordinary shares; and

•	revisions to the eighth paragraph of such section, as follows: we have agreed to reimburse the underwriters for their expenses in an amount up to $75,000, which may be incurred in connection with the review by FINRA of the terms of the ordinary shares offered hereby.

•	disclosure set forth in the Preliminary Prospectus with respect to the date on the “Report of Independent Registered Public Accounting Firm” on page F-2 of the Preliminary Prospectus has been updated to read in substance as follows:

•	October 25, 2013, except as to Note 18, which is as of January 6, 2014.

•	disclosure to the “Notes to Interim Consolidated Financial Statements (Unaudited)—20. Capital stock and loss per ordinary share” section, contained on page F-93 of Amendment No. 5, has been updated to include the following:

Loss per ordinary share:

The following table sets forth the computation of basic and diluted loss per ordinary share:

	For the six months ended
	October 31, 2012	October 31, 2013
Net earnings (loss) attributable to controlling interest:
Continuing operations	$(26,997)	$(89,321)
Discontinued operations	812	—
Weighted average number of ordinary stock outstanding – basic and diluted	46,519,484	46,519,484

CHC has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents CHC has filed with the SEC for more complete information about CHC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling 1 (866) 803-9204; Barclays Capital Inc. c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, New York 11717, Phone 1 (888) 603-5847, email: barclaysprospectus@broadridge.com; or UBS Securities LLC Attention: Prospectus Department 299 Park Avenue, New York, New York 10171 or by calling 1 (888) 827-7275.